                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          General Semiconductor, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, par value $0.01
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   370787103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 370787103                   13G                     PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        High Rock Capital LLC
        04-3397165
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group*    (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        -0-
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        -0-
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   -0-
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        0 shares (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
 10     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

        [  ]
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row 9

        0.0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person*

        IA
--------------------------------------------------------------------------------

CUSIP NO. 370787103                   13G                     PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------
  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        High Rock Asset Management LLC
        04-3402072
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group*    (a) [ ]
                                                             (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        -0-
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        -0-
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   -0-
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        0 shares (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
 10     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

        [  ]
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row 9

        0.0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person*

        IA
--------------------------------------------------------------------------------

CUSIP NO. 370787103                   13G                     PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------


                                  Schedule 13G

Item 1(a).        Name of Issuer:  General Semiconductor, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                           10 Melville Park Road
                           Melville, NY 11747

Item 2(a). Names of Persons Filing: High Rock Capital LLC ("HRC") and High Rock Asset Management LLC ("HRAM")


Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  The address of the principal business office of HRC and HRAM is 28 State Street, 18th Floor, Boston, MA 02109.

Item 2(c). Citizenship: Each of HRC and HRAM is a limited liability company organized under the laws of the state of Delaware.

Item 2(d).        Title of Class of Securities: Common Stock, par value $0.01

Item 2(e).        CUSIP Number:     370787103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)   [ ] Broker or dealer registered under Section 15 of the
                            Securities Exchange Act of 1934 (the "Act);

                  (b)   [ ] Bank as defined in Section 3(a)(6) of the Act;

                  (c)   [ ] Insurance company as defined in Section 3(a)(19) of
                            the Act;

                  (d)   [ ] Investment company registered under Section 8 of the
                            Investment Company Act of 1940;

                  (e)   [X] An investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E);

                  (f)   [ ] An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)   [ ] A parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)   [ ] A savings association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act;

                  (i)   [ ] A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 370787103                   13G                     PAGE 5 OF 8 PAGES
--------------------------------------------------------------------------------

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.           Ownership.

                  (a) Amount Beneficially Owned: Each of HRC and HRAM may be deemed to beneficially own -0- shares as of December 31, 2001.

                        HRC was the record owner of -0- shares as of December 31, 2001. HRAM was the record owner of -0- shares as of December 31, 2001. (The shares held of record by HRC and HRAM are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated limited liability companies with the same individual as President, each of HRC and HRAM may be deemed to beneficially own all of the Record Shares. Hence, each of HRC and HRAM may be deemed to beneficially own -0-shares as of December 31, 2001.

                  (b)   Percent of Class: HRC: 0.0%; HRAM: 0.0%


                  (c)   Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote:

                                            HRC:  0 shares
                                            HRAM: 0 shares

                        (ii)  shared power to vote or to direct the vote:

                                            HRC:  0 shares
                                            HRAM: 0 shares

                        (iii) sole power to dispose or to direct the disposition
                              of:

                                            HRC:   0 shares
                                            HRAM:  0 shares

                        (iv) shared power to dispose or to direct the disposition of:

                                            HRC:  0 shares
                                            HRAM: 0 shares

                  Each of HRC and HRAM expressly disclaims beneficial ownership of any shares of General Semiconductor, Inc.

Item 5.           Ownership of Five Percent or Less of a Class.

CUSIP NO. 370787103                   13G                     PAGE 6 OF 8 PAGES
--------------------------------------------------------------------------------


                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                           Not applicable.

Item 9.           Notice of Dissolution of Group.

                           Not applicable.

Item 10.          Certifications.

                           By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 370787103                   13G                     PAGE 7 OF 8 PAGES
--------------------------------------------------------------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002


HIGH ROCK CAPITAL LLC

By:      High Rock Capital LLC

By:      /s/ David L. Diamond
         ------------------------------------------
         David L. Diamond,
         President


HIGH ROCK ASSET MANAGEMENT LLC


By:      High Rock Asset Management LLC

By:      /s/ David L. Diamond
         ------------------------------------------
         David L. Diamond,
         President